

MAIL STOP 3561

February 27, 2007

Steven Wasserman, Chief Executive Officer
Alpha Security Group Corporation
328 West 77th Street
New York, NY 10024

>   **Re: Alpha Security Group Corporation**
>   **Amendment Nos. 4 & 5 to Registration Statement on Form S-1**
>   **File No. 333-127999**
>   **Amendment No. 5 Filed February 9, 2007**

Dear Mr. Wasserman,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Your previous amendments indicated that Maxim Group was to receive 42,000 shares of your common stock as additional underwriter's compensation. We note that this disclosure has been removed from the footnotes to the Prospectus Cover Page and elsewhere in your document. Please confirm that Maxim Group is no longer receiving these shares.

2.   We note that the company has provided, in its exhibits, forms of letter agreements between the company and its management. Prior to requesting acceleration, please file executed copies of these exhibits.

Summary Financial Data, page 14

3.   We note your response to prior comment five. Please revise your disclosures in MD&A and in the footnotes to the financial statements to state that: (i) the UPO may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the UPO.

Use of Proceeds, page 36

4.   Your revised disclosure indicates that approximately $90,000 in legal fees are being deferred and paid out of the interest proceeds of this offering. Please advise us why this payment is not "contingent" for purposes of Item 509 of Regulation S-K or revise your disclosure as appropriate.

5.   In your response to our prior comment 9 from our letter dated January 12, 2007, you indicate that a Mr. Weinstein had been invited to be a "Special Advisor" to the company. Please disclose information concerning his duties, responsibilities, and remuneration – if any. Also, clarify what obligations, if any, he owes to the company in his role as an advisor. Finally, please confirm whether the restrictive clauses contained throughout your Form S-1 – for example, relating to business combinations with affiliates, will also apply to Mr. Weinstein and Ms. Haffer as "initial shareholders."

Management's Discussion and Analysis, page 44

6.   Please reconcile your disclosures regarding the valuation of the UPO between your disclosures in MD&A, which reflect a valuation of $4.53 per unit and $951,300 in total, to your disclosures in Note 5 to the financial statements, which reflect a valuation of $4.51 per unit and $947,100 in total.

Exhibits

Exhibit 5.1

7.   Please file your signed legality opinion prior to requesting acceleration. The opinion filed with your January 2007 amendment was not signed.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Sam Schwartz
        Fax # 212-355-4608